Exhibit 3.25

CERTIFICATE OF TRUST

OF

KYSOR BUSINESS TRUST

THIS CERTIFICATE OF TRUST of KYSOR BUSINESS TRUST (the “Trust”) is being duly executed and filed by the undersigned, as Trustees, to form a business trust under the Delaware Business Trust Act, 12 Del. C. § 3801 et seq.).

1.	The name of the business trust formed by this Certificate of Trust is:

Kysor Business Trust.

2.	The address of the registered office of the trust in the State of Delaware is 1013 Centre Road, Wilmington, Delaware 19805, and the name of the registered agent for service of process on the trust is Corporation Service Company. The business office of the said registered agent is identical with the said registered office.

3.	This Certificate of Trust shall be effective as of the date of filing by the Delaware Secretary of State.